Exhibit (A)(5)(P)
FORM OF COMMUNICATION
REGARDING
ESTIMATED CASH PAYMENT AMOUNTS
AND
SCHEDULED CASH PAYMENT DATES
To [name]:
     As we previously announced, we have completed our offer to amend certain outstanding options (the “Offer”), and you are now eligible to receive a special cash bonus (the “Cash Bonus”) to compensate you for the increase in the exercise price per share for each of your amended options.
     The following table provides the estimated portion of the Cash Bonus that you will be eligible to receive on each of the scheduled payment dates.

Estimated
Payment Date (approximate)	Amount Payable
January 2, 2008	$ [amount]
April 5, 2008	$ [amount]
October 5, 2008	$ [amount]
April 5, 2009	$ [amount]
October 5, 2009	$ [amount]

     The amount payable on or about January 2, 2008 represents the portion of the Cash Bonus that you will receive with respect to amended option shares that were vested as of the expiration date of the Offer, regardless of whether you are employed by us on the date of payment.
     The amount(s) payable thereafter represent the portion of the Cash Bonus that you will be eligible to receive with respect to amended option shares that have vested since, or are scheduled to vest after, the expiration date of the Offer (the “Unvested Cash Bonus”). You must remain employed by us on the applicable payment date to receive the portion of the Unvested Cash Bonus payable on that date. The number of installments for the Unvested Cash Bonus was determined on the basis of the date when the latest to vest of your amended options will become fully vested, as described more fully in the Offer to Amend dated December 22, 2006.
     We must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign tax and other payments from each Cash Bonus payment, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.